UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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14048044

SEC Mail Processing Section
FEB 28 2014
Washington, DC
124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 50721

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

STUART PORTFOLIO CONSULTANTS, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

223 East 83 Street, Suite 2
(No. And Street)

NEW YORK, (City) NY (State) 10028 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STUART OLTCHICK (212) 360-7500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STUART OLTCHICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

STUART PORTFOLIO CONSULTANTS, L.P., as of

DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT, CEO & CCO
Title

Notary Public

DAVID BREWSTER
Notary Public - State of New York
NO. 01BR6191604
Qualified in Kings County
My Commission Expires 08/11/16

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STUART PORTFOLIO CONSULTANTS L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Public

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Partner of
Stuart Portfolio Consultants L.P.:

We have audited the accompanying statement of financial condition of Stuart Portfolio Consultants L.P. (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Stuart Portfolio Consultants L.P.as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
February 21, 2014

STUART PORTFOLIO CONSULTANTS L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 218,728
Consulting fees receivable	67,170
Prepaid pension asset	28,875
Other assets	14,089
TOTAL ASSETS	$ 328,862

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable	$ 43,403
TOTAL LIABILITIES	43,403
Partners' capital	285,459
TOTAL PARTNERS' CAPITAL	285,459
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 328,862

The accompanying notes are an integral part of this financial statement.

STUART PORTFOLIO CONSULTANTS L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 1. ORGANIZATION OF BUSINESS

Stuart Portfolio Consultants L.P. (the "Partnership") was formed on January 28, 1998 under the laws of the state of Delaware as a limited partnership. The Partnership is registered as a broker dealer under the Securities Exchange Act of 1934, is a member of Financial Industry Regulatory Authority, Inc. and is registered with the National Futures Association. The Partnership earns consulting fees by acting as a selling agent for private placement investments or direct participation interests in other investment vehicles. Accordingly, the Partnership does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with its selling activities. Fees from these activities are earned quarterly based on a percentage of the fees charged by the investment partnerships to the underlying investors. The General Partner of the Partnership is Stuart Portfolio Consultants LLC (the "General Partner").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. The General Partner believes that the estimates utilized in preparing its financial statements are reasonable and prudent, however, actual results could differ from these estimates.

Revenue recognition

The Partnership recognizes consulting fees on an accrual basis consistent with the terms of the underlying investor referral agreements.

Cash and cash equivalents

The Partnership considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

No provision for federal or state income taxes has been made since the Partnership is not a taxable entity. The partners are individually liable for the taxes on their share of the Partnership's income or loss. The Partnership is, however, subject to the New York City Unincorporated Business Tax ("UBT"). Since the Partnership operated at a net loss for the year ended December 31, 2013, there is no provision for UBT for the year.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2012, 2011 and 2010. The Partnership determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

The Partnership has a deferred UBT deferred income tax asset of approximately $34,000 at December 31, 2013 related to the current year net loss and to net operating loss carry forwards. A valuation allowance has been established offsetting the $34,000 as the ultimate realization of these benefits is uncertain. The Partnership had net operating loss carry forwards of approximately $862,000 as of December 31, 2013 which begin to expire in 2026.

The valuation allowance increased by approximately $8,000 for the year ended December 31, 2013.

Concentrations of credit risk

The Partnership maintains its cash balance at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of credit risk (continued)

In the course of its business, the Partnership enters into engagements with various clients. In the event clients do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the credit worthiness of the client. It is the Partnership's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients. There were no accounts receivable amounts written-off in 2013.

For the year ended December 31, 2013, the Partnership had two customers that collectively accounted for approximately 85% of revenue.

Allocation of profits and losses

The Partnership's net income or loss for any fiscal year is allocated to all the partners in accordance with their percentage interests as defined in the Partnership's limited partnership agreement.

Comprehensive income

The Partnership's comprehensive income consists of recognition of the change in funded status of the Partnership's defined benefit pension plan, net of the related income tax effect.

Fair value of financial instruments

The fair value of the Partnership's assets and liabilities, which qualify as financial instruments under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825 "Financial Instruments – Overall Disclosure", approximates the carrying amounts presented in the statement of financial condition.

Fair Value Measurement

FASB ASC 820, Fair Value Measurement has no material effect on these financial statements.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed, 10 to 1. At December 31, 2013, the Company had net capital of $187,073, which was $142,073 in excess of its required net capital of $45,000. The Company's net capital ratio was 0.23 to 1.

The Partnership also is subject to the Commodity Futures Trading Commission's (the "CFTC") minimum financial requirements (Regulation 1.17). Under the "net capital rules" of the CFTC, the Partnership, as an introducing broker, is required to maintain net capital, as defined, of $45,000.

NOTE 4. COMMITMENTS AND CONTINGENT LIABILITIES

On November 1, 2012 the Partnership entered into a four-year lease agreement for office space, which expires on October 31, 2016. The annual rent under the agreement is $60,000 for the first two years and $62,400 for the next two years. The lease agreement called for a security deposit in the amount of $7,500, which will be returned at the end of the lease term and is included in the statement of financial condition in other assets.

As of December 31, 2013, future minimum lease rental payments are payable as follows:

For the years ending December 31:		
2014	$	60,400
2015		62,400
2016		52,000
	$	174,800

NOTE 4. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

For the year ended December 31, 2013, the total rent expense amounted to $59,223, which is included on the statement of operations.

The Company had no equipment rental commitments, no underwriting commitments, and no contingent liabilities at December 31, 2013 or during the year then ended.

NOTE 5. DEFINED BENEFIT PENSION PLAN

FASB ASC 715, Compensation and Retirement Benefits, requires entities to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income, net of tax, to report the funded status of defined benefit pension and other postretirement benefit plans.

The Partnership maintains a qualified noncontributory defined benefit pension plan (the "Plan") covering all employees. The benefits are based on years of service and the employee's compensation prior to retirement. The pension expense was calculated by the Partnership's actuary using the Projected Unit Credit Cost Method. The Partnership's funding policy is to contribute at least the minimum annual amount permitted under the Employee Retirement Income Security Act of 1974.

The following table sets forth the funded status of the Plan as of December 31, 2013.

The plan's funded status is as follows:

Change in benefit obligation:	
Benefit obligation at December 31, 2012	$ 1,129,541
Service cost	-
Interest cost	64,388
Actuarial (gain)/loss	1,092
Benefits paid	(104,139)
Benefit obligation at December 31, 2013	$ 1,090,882
Change in plan assets:	
Fair value of plan assets at December 31, 2012	$ 1,113,360
Actual return on plan assets	110,536
Employer contribution	-
Benefits paid	(104,139)
Fair value of plan assets at December 31, 2013	$ 1,119,757
Funded status at end of year	$ 28,875

STUART PORTFOLIO CONSULTANTS L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013
(continued)

NOTE 5. DEFINED BENEFIT PENSION PLAN

Amounts recognized in the Statement of Financial Condition consist of:	
Prepaid pension Asset	$ 28,875
Amounts recognized in accumulated other comprehensive income consist of:	
Net (loss) gain	$ 28,875
Accumulated other comprehensive income	77,497
	$ 106,372
Accumulated benefit obligation at December 31, 2013	$ 1,090,882
Information for plans with an accumulated benefit obligation in excess of plan assets:	
Projected benefit obligation	$ 1,090,882
Accumulated benefit obligation	$ 1,090,882
Fair value of plan assets	$ 1,119,757
Components of net periodic cost and other amounts recognized in other comprehensive income:	
Service cost	$ -
Interest cost	64,388
Expected return on plan assets	(73,987)
Amortization of unrecognized transition (asset/obligation)	-
Amortization of prior service cost	-
Amortization of net (gain)/loss	66,029
Recognized settlement (gain/loss)	-
Net periodic cost	$ 56,430
Other changes in plan assets and benefit obligations recognized in other comprehensive income:	
Net (gain)/loss	$ -
Prior service cost (credit)	-
Amortization of prior service cost	-
Total recognized in other comprehensive income	-
Total recognized in net periodic benefit cost and other comprehensive income	$ 56,430

The estimated transition obligation, net loss and prior service cost for the defined benefit pension plan that will be amortized from other comprehensive income into net periodic benefit cost over the next fiscal year are 0.

NOTE 5. DEFINED BENEFIT PENSION PLAN

Weighted average assumptions used to determine benefit obligation at December 31, 2013:	
Discount rate	6.00%
Rate of compensation increase	0.00%
Weighted average assumptions used to determine net periodic benefit cost for year ended December 31, 2013:	
Discount rate	6.00%
Expected long-term return on plan assets	7.00%
Rate of compensation increase	0.00%

No contributions are expected to be made during the year ending December 31, 2013.

The following benefit payments that reflect expected future service, as appropriate, are expected to be paid as follows:

Year ending December 31,	Pension Benefits
2014	$ 142,627
2015	137,405
2016	131,907
2017	126,112
2018	119,987
2019 - 2023	496,741
Total	$ 1,154,779

NOTE 6. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

NOTE 6. GUARANTEES (continued)

The Company has issued no guarantees effective at December 31, 2013 or during the year then ended.

NOTE 7. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require further disclosure.